Prana Announces Completion of Phase IIa Trial of PBT2 in Alzheimer’s Disease Patients

- Results expected to be submitted in first quarter 2008 -

MELBOURNE, Australia - January 2, 2008 - Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced it has completed its Phase IIa clinical trial of PBT2 in patients with early Alzheimer’s disease.

All patients have completed their final clinical assessment. The data are being analysed, and results will be delivered in the first quarter of 2008.

Geoffrey Kempler, Chairman and CEO of Prana Biotechnology, said, “The completion of the Phase IIa trial for PBT2 represents a significant milestone in the development of Prana’s innovative therapeutic platform for Alzheimer’s Disease, and other neurodegenerative diseases.”

This Phase IIa trial is a double blind, placebo-controlled study exploring the safety and tolerability of PBT2, Prana’s proprietary lead compound. The trial also measured PBT2’s effects on the mechanism and progression of the disease, by investigating biomarkers of Alzheimer’s Disease, as well as measures of cognition.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne, the Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Limited
T: +61 3 9349 4906